                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                                 ---------------

                              SIERRACITIES.COM INC.
                            (Name of Subject Company)
                                 ---------------

                             TRUCKEE ACQUISITION CO.
                                VERTICALNET, INC.
                       (Names of Filing Persons--Offerors)
                                 ---------------

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    355944104
                      (CUSIP Number of Class of Securities)

                           James W. McKenzie, Jr. Esq.
              Senior Vice President, General Counsel and Secretary
                                VerticalNet, Inc.
                                700 Dresher Road
                           Horsham, Pennsylvania 19044
                                 (215) 328-6100
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)
                                 ---------------

                                   Copies to:

                                James H. Carroll
                               Cooley Godward LLP
                        2595 Canyon Boulevard, Suite 250
                          Boulder, Colorado 80302-6737
                                 (303) 546-4000
                                 ---------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by VerticalNet, Inc., a Pennsylvania corporation ("VerticalNet"), and Truckee Acquisition Co., a Delaware corporation ("Truckee") and a wholly owned subsidiary of VerticalNet, on November 16, 2000, relating to the offer by Truckee to exchange a fraction of a share of common stock, par value $.01 per share (the "VerticalNet Shares"), of VerticalNet for each outstanding share of common stock, par value $.01 per share (the "SierraCities Shares"), of SierraCities.com Inc., a Delaware corporation ("SierraCities"), based on an exchange ratio described in the Prospectus dated November 16, 2000 (the "Prospectus") and in the related Letter of Transmittal, copies of which are attached as exhibits (a)(1) and (a)(2) hereto (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

      All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by VerticalNet, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of November 6, 2000, among VerticalNet, Truckee and SierraCities, a copy of which is attached as exhibit (d)(1) hereto and the Tender Agreements, among VerticalNet and certain stockholders of SierraCities, a copy of which is attached as exhibit
(d)(2) hereto, are incorporated by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

      Item 11 is hereby amended and supplemented as follows:

      On December 15, 2000, VerticalNet issued the press release contained in Exhibit (a)(11) hereto which announced extension of the Offer until midnight, December 29, 2000. The information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS.

      (a)(8) Text of press release issued by VerticalNet, Inc. dated December 15, 2000 (filed under Rule 425 under the Securities Act of 1933 by VerticalNet, Inc. on December 15, 2000).


                                       2.
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2000


                                          TRUCKEE ACQUISITION CO.



                                          By:  /s/ James W. McKenzie
                                             ---------------------------------
                                          Name:  James W. McKenzie, Jr.
                                          Title: Director, Vice President and
                                                 Secretary


                                          VERTICALNET, INC.



                                          By:  /s/ James W. McKenzie
                                             ---------------------------------
                                          Name:  James W. McKenzie, Jr.
                                          Title: Senior Vice President,
                                                 General Counsel and Secretary


                                       3.

                                  EXHIBIT INDEX

Number   Exhibit Name
------   ------------
(a)(8)   Text of press release issued by VerticalNet, Inc. dated December 15,
         2000 (filed under Rule 425 under the Securities Act of 1933 by
         VerticalNet, Inc. on December 15, 2000).


                                       4.